SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2011

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 8, 2011

Press Release dated September 16, 2011

Press Release dated September 22, 2011

Press Release dated September 28, 2011

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: September 30, 2011

Eni Board of Directors

  Approval of 2011 interim dividend: euro 0.52 per share

Rome, September 8, 2011 - At a meeting today, Eni’s Board of Directors resolved the distribution to Shareholders of an interim dividend for the fiscal year 2011 of euro 0.52 per share1 outstanding at the record date as of September 19, 2011, payable from September 22, 2011. The intention to distribute an interim dividend of euro 0.52 was announced to the market on July 29, 2011 when the Company published its second quarter results.

Holders of ADRs will receive euro 1.04 per ADR, with each ADR listed on the New York Stock Exchange representing two Eni shares, outstanding at the record date as of September 21, 20112, payable on September 29, 2011.

Eni’s independent auditors have issued their opinion pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Shareholder freephone: 800940924
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

_________________________

(1) As a result of the tax reform enacted on January 1, 2004, dividends are not entitled to a tax credit and, depending on the recipient’s fiscal status, either are subject to a withholding tax or are treated in part as taxable income.
(2) On ADR payment date, JPMorgan Chase Bank, N.A. will pay the dividend less the entire amount of a withholding tax under Italian law to all Depository Trust Company Participants, representing payment of Eni S.p.A.’s interim dividend.

Eni signs agreement for the entry of Wintershall and EDF in South Stream

Sochi, September 16, 2011 - Alexey Miller, Gazprom Chairman, Harald Schwage, Member of the Board of Executive Directors of BASF SE, Henri Proglio, Chairman and CEO of EDF, and Eni CEO, Paolo Scaroni, today signed an agreement in Sochi, in the presence of Russian Prime Minister Vladimir Putin, establishing the entry of Wintershall and EDF in the South Stream project with a participation of 15% each. Gazprom and Eni will participate in the project with a participation of 50% and 20% respectively.

Gazprom and Eni have also signed an agreement reaffirming the agreements signed on February 16, 2011, which laid the path for the future handover to Gazprom of 50% of Eni's stake (33.3%) in the consortium developing the Elephant oilfield in Libya, located in Libya’s south-western desert, around 800 km from Tripoli.

Gazprom and Severenergia (Development Yamal 51%, jointly owned by Novatek and Gazpromneft, Eni 30% and Enel with 19%) have finally signed a contract, through which Gazprom has agreed to purchase the gas produced by Severenergia.

Today’s agreements are part of the strategic partnership signed between Eni and Gazprom in 2006, which envisages the commitment of both parties to jointly develop projects in the entire gas chain. Eni first entered Russia’s upstream sector through the framework of this partnership.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

Eni sells its participations in Transitgas and TENP gas pipelines to Fluxys G

San Donato Milanese (Milan), September 22, 2011 - Eni and Fluxys G have signed purchase agreements involving the sale to Fluxys Europe of Eni’s participations in the Transitgas (Switzerland) and TENP (Germany) gas pipelines.

Eni sells to Fluxys G, in the gas pipeline system in Switzerland, 46% stake in Transitgas AG and 100% stake in Eni Gas Transport International ("Eni GTI"), and, in the German gas pipeline, its 100% holdings in both Eni Gas Transport Deutschland ("Eni D") and Eni Gas Transport, as well as a 49% stake in Trans Europa Naturgas Pipeline KG ("TENP KG") and a 50% holding Trans Europa Naturgas Pipeline GmbH.

Transitgas AG and Eni GTI own the pipeline and the transportation rights for the Swiss section of the gas pipeline linking Belgium and Netherlands to Italy and in 2010 reported revenues of 110 million Swiss francs and 136 million Swiss francs respectively. TENP KG and Eni D own the pipeline and the transportation rights for the German section of the gas pipeline and in 2010 respectively reported revenues of euro 100 million and euro 67 million.

This disposal process is part of the commitments made to the European Commission on the September 29, 2010 and is, therefore, subject to its approval; the sale process is expected to be completed by the end of the year.
The sale provides for the payment of a total price of 974.7 million Swiss francs for the shares in Transitgas gas pipeline and euro 60 million for the shares in TENP gas pipeline. The price will be adjusted at the closing date as per market practice.

Following the conclusion of the transaction, the ship-or-pay contract signed by Eni with Eni GTI and Eni D will remain in place.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com

Eni acquires from GDF SUEZ a stake in fields located in the UK North Sea

San Donato Milanese (Milan), September 28, 2011 - Eni and GDF SUEZ have signed an agreement for Eni to purchase the 22.5% shareholding of GDF SUEZ in EFOG, a joint-venture between GDF SUEZ and Total E&P UK Ltd, which holds a 46.2% stake in the Elgin-Franklin fields located in the United Kingdom’s North Sea. Through this shareholding Eni will obtain a 10.4% indirect participation in the Elgin-Franklin gas condensates fields.

Eni already holds a 21.8% interest in Elgin-Franklin which are some of the most productive fields in the UK North Sea. The acquisition therefore represents a natural enhancement to Eni’s UK North Sea portfolio, and provides short and long term production benefit from assets well known to the company. Eni’s offer to GDF SUEZ is worth euro 590 million.

Eni has been present in the UK since 1964. Eni’s activities are carried out in the British section of the North Sea, the Irish Sea and certain areas East and West of the Shetland Islands over a developed and undeveloped acreage of 3,592 square kilometers (1,151 square kilometers). In 2010, Eni’s net production of oil and gas averaged 91 kboe/d.

Company contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Website: www.eni.com